EXHIBIT 2
GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At	At
	March 31	December 31
	2010	2009
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$129,460	$91,553
Term deposits with banks	31,406	60,357
Available-for-sale securities	6,549	6,423
Accounts receivable, net	3,789	3,438
Receivables from sales representatives	8,436	5,607
Inventory	665	600
Prepaid expenses and other current assets	20,930	13,603
Deferred tax assets	26	13

Total Current Assets	201,261	181,594

Property and equipment, net	76,507	77,815
Intangible assets, net	8,507	8,770
Long term investments	100	100
Deferred tax assets	456	446
Other noncurrent assets	1,989	1,667

Total Assets	$288,820	$270,392

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$9,568	$10,901
Deferred income and customer prepayments	89,103	73,841
Accrued liabilities	12,043	11,585
Income taxes payable	490	435

Total Current Liabilities	111,204	96,762

Deferred income and customer prepayments	3,156	2,516
Deferred tax liability	119	141

Total Liabilities	114,479	99,419

Shareholders’ equity:
Common shares, US$0.01 par value; 75,000,000 shares authorized; 51,524,759 (2009: 51,427,642) shares issued and 44,649,759 (2009: 44,552,642) outstanding	515	514
Additional paid in capital	139,077	138,468
Treasury shares, at cost — 6,875,000 (2009: 6,875,000) shares	(50,000)	(50,000)
Retained earnings	73,958	71,369
Accumulated other comprehensive income	3,017	2,859

Total Company Shareholders’ Equity	166,567	163,210

Non-controlling interests	7,774	7,763

Total Equity	$174,341	$170,973

Total Liabilities and Equity	$288,820	$270,392

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$28,314	$29,495
Exhibitions	4,505	4,488
Miscellaneous	1,111	805

	33,930	34,788

Operating Expenses:
Sales (Note 2)	13,131	13,738
Event production	1,184	821
Community (Note 2)	4,337	5,197
General and administrative (Note 2)	10,962	11,595
Online services development (Note 2)	1,319	1,411
Amortization of intangibles and software costs	273	42

Total Operating Expenses	31,206	32,804

Income from Operations	2,724	1,984

Interest and dividend income	259	65
Foreign exchange gains (losses), net	61	(93)

Income before Income Taxes	3,044	1,956
Income Tax Expense	(104)	(138)

Net Income	$2,940	$1,818

Net income attributable to non-controlling interests	(351)	(621)

Net Income Attributable to the Company	$2,589	$1,197

Basic net income per share attributable to the Company’s shareholders	$0.06	$0.03

Diluted net income per share attributable to the Company’s shareholders	$0.06	$0.03

Shares used in basic net income per share calculations	44,647,907	44,541,722

Shares used in diluted net income per share calculations	46,135,941	45,671,181

Note : 1.	Online and other media services consists of:

	Three months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Online services	$21,781	$21,970
Print services	6,533	7,525

	$28,314	$29,495

Note : 2.	Non-cash compensation expenses associated with the employee and team member equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Sales	$131	$9
Community	60	7
General and administrative	355	436
Online services development	80	74

	$626	$526